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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: May, 2008
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

2008 FIRST QUARTER EARNINGS RELEASE

FIRST QUARTER NEWS RELEASE

Investor Contact : John Farina
     E-MAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues
WEB : www.namtai.com
599 da Avenida da Praia Grande, Macao, China
TEL: (853) 2835 6333 FAX: (853) 2835 6262
NAM TAI ELECTRONICS, INC.
Q1 2008 Sales down 23.2%, Gross profit margin improves to 13.3% and EPS at 63 cents
MACAO, PRC — May 5, 2008 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the first quarter ended March 31, 2008.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results (Unaudited)
	Q1 2008	Q1 2007	YoY(%)
Net sales	$147,129	$191,571	(23.2)
Gross profit	$19,530	$17,201	13.5
% of sales	13.3%	9.0%	—
Operating income	$7,812	$7,217	8.2
% of sales	5.3%	3.8%	—
per share (diluted)	$0.17	$0.16	6.3
Net income	$28,366	$8,399	237.7
% of sales	19.3%	4.4%	—
Basic earnings per share	$0.63	$0.19	231.6
Diluted earnings per share	$0.63	$0.19	231.6
Weighted average number of shares (‘000’)
Basic	44,804	43,911	—
Diluted	44,804	44,804	—
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income/expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and infrequent or unusual items such as gain on disposal of shares of a subsidiary. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended
	March 31,
	2008		2007
	millions	per share (diluted)	millions	per share (diluted)
GAAP Operating Income	$7.8	$0.17	$7.2	$0.16
Add back/(Less):
— share-based compensation expenses(a)	1.0	0.02	0.1	—
Non-GAAP Operating Income	$8.8	$0.19	$7.3	$0.16

GAAP Net Income	$28.4	$0.63	$8.4	$0.19
Add back/(Less):
— share-based compensation expenses(a)	1.0	0.02	0.1	—
— gain on sale of shares of a subsidiary (b)	(20.2)	(0.45)	—	—
Non-GAAP Net Income	$9.2	$0.20	$8.5	$0.19

Weighted average number of shares — diluted (‘000)	44,804		44,804

Note:

(a)	The share-based compensation expenses were mainly in relation to options to purchase approximately 20 million share granted by the Company’s Hong Kong Stock Exchange listed subsidiary, Nam Tai Electronic & Electrical Products Limited (Stock Code : 2633), to certain of its directors and employees in the first quarter of 2008.

(b)	On March 4, 2008, Nam Tai completed the sale of its entire equity interest in J.I.C. Technology Company Limited (“JIC”), a Hong Kong Stock Exchange listed subsidiary (Stock Code: 00987), to an independent third party. In this transaction, Nam Tai sold 572,594,978 shares of JIC, representing 74.99% of its outstanding share capital for cash of approximately $51 million, which resulted in a gain on disposal of approximately $20 million.
FIRST QUARTER REVIEW
     Sales in the first quarter of 2008 decreased 23.2% as compared to the same quarter in 2007 mainly as a consequence of a decline in business from the telecommunication components assembly (“TCA”) product segment. Net sales in the TCA segment for the first quarter of 2008 decreased by 50.7% compared to the same quarter of 2007. Our TCA product segment is primarily dependent on the mobile phone market. The Company, together with one of its indirect customers, suffered a substantial drop in sales volume of its devices used in mobile phones, a trend Nam Tai began experiencing in 2007 and which has continued and accelerated as a result of declining demand experienced in the mobile phone market and persistent pressure to lower unit prices. The challenging environment in the TCA segment is expected to continue and may increase in the coming quarters. Although the business environment remains competitive and difficult, from our efforts focusing on sales in other segments, sales of our LCD products (“LCDP”) segment grew by 7.2% during the first quarter and sales in our consumer electronics and communication products (“CECP”) segment grew by 27.9% during the first quarter, the latter particularly from increased sales of home entertainment products, optical products and educational devices. By continuing to concentrate our efforts to improving manufacturing efficiencies, broadening our product offerings and diversifying our customer base our gross profit margin improved over 4%, to 13.3% in the first quarter of 2008 from 9.0% in the first quarter of 2007. Gross profit in the first quarter of 2008 improved by over $2.3 million to $19.5 million, from $17.2 million in the first quarter of 2007, a 13.5% increase. Our ability to improve and increase our gross profit margins in a period of declining revenues appears to indicate that certain of these efforts have been successful and have helped us to manage operations in a tough business environment and positions us to maintain profitability or even improve it with resumption of our revenue growth.
Net sales in the first quarter of 2008 were $147.1 million, a decrease of 23.2% as compared to $191.6 million in the first quarter of 2007. Operating income in the first quarter of 2008 was $7.8 million, or $0.17 per share (diluted), compared to operating income of $7.2 million, or $0.16 per share (diluted) in the first quarter of 2007. Net income in the first quarter of 2008 was $28.4 million (of which approximately $20.2 million resulted from on a gain on our sale of our equity interest in JIC), compared to net income of $8.4 million in the first quarter of 2007. Basic and diluted earnings per share in the first quarter of 2008 were $0.63 per share (of which $0.45 per share resulted from the gain on our sale of our equity interest in JIC), compared to earnings per share of $0.19 in the first quarter of 2007.
The Company’s financial position remained strong at the end of the first quarter, with $267.2 million cash and cash equivalents at March 31, 2008. During the first quarter, we made capital expenditures of $1.9 million, made a prepayment for the purchase of land of $0.7 million and paid fourth quarter dividends of $9.3 million to shareholders on January 21, 2008.
NON-GAAP FINANCIAL INFORMATION
Non-GAAP operating income for the first quarter of 2008 was $8.8 million, or $0.19 per share (diluted), compared to non-GAAP operating income of $7.3 million, or $0.16 per share (diluted), in the first quarter of 2007. Non-GAAP net income for the first quarter of 2008 increased by 8.2% over the first quarter of 2007 to $9.2 million, or $0.20 per share (diluted), compared to $8.5 million, or $0.19 per share (diluted), in the first quarter of 2007.
COMPANY OUTLOOK
The trends of continuing and increasing pricing pressure and volatility in demand from the mobile phone industry supply chain are expected to continue into the coming quarters. Recent global adverse economic conditions (which, we believe, have been primarily driven by the sub-prime crisis in US) may aggravate and exacerbate the difficult business environment we currently face and could result in negative effects to our results of operations over the next several quarters. Additionally, we will also have to face issues such as the continuing appreciation of the exchange rate of the Renminbi to the U.S. dollar, the effects of changing tax and labor laws in the People’s Republic of China (“PRC”), shortages of electricity supply and increases in overhead expenses resulting from inflation. We plan to respond to these challenges by continuing our focus on realigning our production capacity to optimize operating efficiencies, broadening our product offerings and diversifying our customer base. As the passage of time allows our personnel to adjust to the infrastructure changes resulting from the internal reorganization that we completed at the end of 2007, we expect to realize benefits from a simpler organizational structure, which we believe can foster a more efficient and effective exchange of know-how and technology among our respective group companies, reduced overhead costs and facilitate stronger management controls. Although our revenue decreased in the first quarter of 2008 both sequentially and from the same quarter of 2007, we were still able to improve our gross profit margins. We are still cautiously optimistic about our business levels in 2008. In the second quarter of 2008, in aggregate we are anticipating steady business levels. Longer-term, the Company will strive to improve profitability in our core operations, especially after capacity increases from production in our new factory facilities when they become operational.
During the first quarter of 2008, we paid approximately $0.7 million of costs related to our land purchase in Shenzhen Guangming Hi-Tech Industrial Park, satisfying in full the land payments and related costs required for that project. In April 2008, we also received the land use right certificate on this land from the PRC Bureau of State Land and Resources. In January 2008, we began construction of a new manufacturing facility on one of the two sites in Wuxi, Jiangsu Province that we purchased in December 2006 and the tender review process for mechanical and electrical foundation construction on that project is in progress. We hope to be in a position to begin mass production at the new facility in early to mid-2009.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2008
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

			YoY(%)	YoY(%)
Quarter	2008	2007	(Quarterly)	(Quarterly accumulated)
1st Quarter	147,129	191,571	(23.2)	(23.2)
2nd Quarter	—	197,830	—	—
3rd Quarter	—	204,485	—	—
4th Quarter	—	186,936	—	—
Total	147,129	780,822
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2008	2007
Segments	Q1 ( %)	Q1 ( %)
Consumer Electronic and Communication Products (“CECP”)	48%	28%
Telecommunication Component Assembly (“TCA”)	40%	63%
LCD Products (“LCDP”)	12%	9%
	100%	100%
3. Key Highlights of Financial Position

	As at March 31,		As at December 31,
	2008	2007	2007
Cash on hand (a)	$267.2 million	$209.0 million	$272.5 million
Ratio of cash (a) to current liabilities	2.32	1.43	1.87
Current ratio	3.42	2.78	2.83
Ratio of total assets to total liabilities	4.49	3.63	3.70
Return on equity	33.4%	10.4%	21.5%
Ratio of total liabilities to equity	0.33	0.44	0.45
Debtors turnover	56 days	52 days	45 days
Inventory turnover	20 days	16 days	17 days
Average payable period	56 days	56 days	56 days

Note: (a) Includes cash equivalents.
4. Settlement of Former Class Action Litigation
On March 17, 2008, the Company settled the remaining individual claims of the plaintiff, Douglas Ward, in litigation that, until class certification was denied by the U.S. District Court in 2007, had been asserted as a class action against Nam Tai and certain of its directors and officers. In the settlement, Nam Tai denied any wrongdoing or liability and paid no penalty or material amount to dispose of the litigation, which has been dismissed by the court with prejudice.

COMPLIANCE WITH SOX 404 AUDIT OF MAINTAINING EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING FOR FISCAL YEAR ENDED DECEMBER 31, 2007
In filing its annual report with the US Securities and Exchange Commission (“SEC”) for its fiscal year ended December 31, 2007, Nam Tai succeeded in continuously complying with the Sarbanes-Oxley Act of 2002 mandated by the current rules of the SEC.
FIRST QUARTER RESULTS ANALYST CONFERENCE CALL
The Company will hold a conference call on Monday, May 5, 2008 at 8:00 a.m. Eastern Time for analysts to discuss the first quarter results with Nam Tai’s management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 332-0107 just prior to its start time.
DIVIDENDS
The first quarter dividend of $0.22 per share was paid on or about April 21, 2008. The record date for the second quarter dividend of $0.22 per share is June 30, 2008 and the payment date is on or before July 21, 2008. The payment dates for the third and fourth quarters are scheduled to be on or before the October 21, 2008 and January 21, 2009, respectively.
Schedule for quarterly dividends for fiscal year 2008 are as follows:

			Dividend
Quarterly Payment	Record Date	Scheduled Payment Date	(per share)
Q1/08	March 31, 2008	Paid on or before April 21, 2008	$0.22
Q2/08	June 30, 2008	On or before July 21, 2008	$0.22
Q3/08	September 30, 2008	On or before October 21, 2008	$0.22
Q4/08	December 31, 2008	On or before January 21, 2009	$0.22
Full Year 2008			$0.88
ANNUAL MEETING OF SHAREHOLDERS
The Company will hold its Annual Meeting of Shareholders at 11:30 a.m. (New York time) on Friday, June 6, 2008 at The Peninsula New York, Tribeca Room, 3rd Fl, 700 Fifth Avenue at 55th St, New York, NY. The record date for voting is April 23, 2008.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements in the Company Outlook portion of this press release, such as management’s assessment of Nam Tai’s business levels in the second quarter of 2008 and over the longer term, the effects of management’s efforts to improve Nam Tai’s profitability, benefits expected from the recently completed internal reorganization and management’s estimates of when construction of the new manufacturing in Wuxi, Jiangsu Province, PRC will be available for production, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect management’s views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of Nam Tai’s future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether management’s assessment of Nam Tai’s business levels in the second quarter of 2008 and over the longer term will prove accurate, whether the effects of management’s efforts to improve Nam Tai’s profitability will actually result in improved profitability or overcome the ongoing weakness in the mobile phone supply chain, the potential adverse effects of perceived adverse global economic conditions, increasing taxes and labor costs from new tax and labor legislation in the PRC, whether the benefits expected from the recently completed internal reorganization will actually be realized, whether management’s estimates of when construction of Nam Tai’s new manufacturing facility in Wuxi, Jiangsu Province, PRC will be available for production will prove true, and whether Nam Tai capital expenditures to achieve expanded capacity in Shenzhen and Wuxi will result in material increases in revenues or result in increased or any profit, will depend upon future sales orders and on Nam Tai’s actual ability to contain manufacturing costs and the actual level of capital expenditures required for each of the planned expansion projects.. Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates, particularly in the mobile phone market that places constant pressure on the Company to reduce unit prices; continuing competitive pressures that adversely affect its profit margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, trade regulation, currency exchange rates, particularly from the constant appreciation of the Renminbi to the U.S. dollars, inflation in the PRC; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles of the products manufactured by Nam Tai; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors; the availability and increasing costs of materials and other components needed to manufacture its products; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed for completion of its expansion projects or continue existing operations, other unexpected project delays or unanticipated costs increases; risks of expanding into new areas of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and its management to new locations and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions that affect demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include further decreases in our revenues from those we reported in earlier periods, the operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, the sale or availability for sale our shares that we previously redeemed from Tele-Art Inc. on behalf Tele-Art’s liquidator to satisfy the claims of Tele-Art’s creditors or one or more of the factors discussed in Item 3. Key Information — Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2007 as filed on March 17, 2008 with the Securities and Exchange Commission (“SEC”).

For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F, copies of which may be obtained by contacting Nam Tai using the contact information provided above, or from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of May 2, 2008 in Macao, Special Administrative Region of the People’s Republic of China. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai’s operations are conducted by its subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), a Hong Kong Stock Exchange-listed company, in which Nam Tai owns approximately 73.18% of the outstanding share capital. In addition to reports that Nam Tai files with the U.S. Securities and Exchange Commission, which may accessed through the SEC’s EDGAR database at , interested investors may review the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information that NTEEP is required to file under applicable rules of the Hong Kong Stock Exchange. The stock code of NTEEP on The Stock Exchange of Hong Kong is 2633. Investors are reminded to exercise caution when assessing information from the Hong Kong Stock Exchange and not to deal with the shares of Nam Tai based solely upon reliance on such information.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDED MARCH 31, 2008 AND 2007
(In Thousands of US Dollars except share and per share data)

	Unaudited
	Three months ended
	March 31
	2008	2007

Net sales	147,129	191,571
Cost of sales	127,599	174,370

Gross profit	19,530	17,201

Costs and expenses
Selling, general and administrative expenses	9,351	7,807
Research and development expenses	2,367	2,177

	11,718	9,984

Operating income	7,812	7,217

Other income (expenses) — net	1,386	(466)
Gain on sale of shares of a subsidiary	20,206	—
Interest income	1,715	2,171
Interest expense	(74)	(101)

Income before income tax and minority interests	31,045	8,821
Income tax (expenses) credit	(259)	1,588

Income before minority interests	30,786	10,409
Minority interests	(2,420)	(2,010)

Net income	$28,366	$8,399

Earnings per share
Basic	$0.63	$0.19

Diluted	$0.63	$0.19

Weighted average number of shares (‘000’)
Basic	44,804	43,911
Diluted	44,804	44,804

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2008 AND DECEMBER 31, 2007
(In Thousands of US Dollars)

	Unaudited	Audited
	March 31	December 31
	2008	2007

		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$267,212	$272,459
Accounts receivable, net	89,812	95,802
Inventories	28,487	32,356
Prepaid expenses and other receivables	4,262	5,803
Income tax recoverable	3,567	5,483
Deferred tax assets — current	395	54

Total current assets	393,735	411,957

Property, plant and equipment, net	90,751	94,669
Land use right	3,906	3,930
Deposits for property, plant and equipment	227	536
Prepayment for land use right	9,682	9,019
Goodwill	20,296	20,296
Deferred tax assets	3,499	3,192
Other assets	1,219	1,219

Total assets	$523,315	$544,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$3,859	$4,580
Long-term bank loans — current portion	890	1,990
Accounts payable	78,334	107,326
Accrued expenses and other payables	21,197	21,690
Dividend payable	10,057	9,509
Income tax payable	795	556

Total current liabilities	115,132	145,651

Long-term bank loans — non-current portion	1,335	1,558
Deferred tax liabilities	153	—

Total liabilities	116,620	147,209

Minority interests	57,251	67,428

Shareholders’ equity:
Common shares	448	448
Additional paid-in capital	282,649	281,895
Retained earnings	66,355	47,846
Accumulated other comprehensive income (Note 1)	(8)	(8)

Total shareholders’ equity	349,444	330,181

Total liabilities and shareholders’ equity	$523,315	$544,818

Note:	Information extracted from the audited financial statements included in the 2007 Form 20-F of the Company with the Securities and Exchange Commission filed on March 17, 2008.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2008 AND 2007
(In Thousands of US Dollars)

	Unaudited
	Three months ended
	March 31
	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$28,366	$8,399
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,695	5,024
Net loss on disposal of property, plant and equipment	4	7
Gain on sale of shares of a subsidiary	(20,206)	—
Share-based compensation expenses	1,000	87
Minority interests	2,420	2,010
Deferred income tax credit	(495)	(1,983)
Unrealised exchange gain	(2,570)	(124)
Changes in current assets and liabilities:
Decrease in accounts receivable	5,839	9,207
Decrease (increase) in inventories	3,869	(190)
Decrease (increase) in prepaid expenses and other receivables	1,460	(258)
Decrease (increase) in income tax recoverable	1,872	(198)
(Decrease) increase in notes payable	(721)	906
Decrease in accounts payable	(28,992)	(18,016)
(Decrease) increase in accrued expenses and other payables	(560)	1,873
Increase in income tax payable	393	—

Total adjustments	(30,992)	(1,655)

Net cash (used in) provided by operating activities	$(2,626)	$6,744

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(1,888)	(2,048)
Decrease in deposits for purchase of property, plant and equipment	309	157
Increase in prepayment for land use right	(663)	(5)
Proceeds from disposal of property, plant and equipment	8	—
Net cash inflow from disposal of subsidiaries	6,775	—

Net cash provided by (used in) investing activities	$4,541	$(1,896)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(9,309)	$(16,639)
Repayment of bank loans	(423)	(438)

Cash used in financing activities	$(9,732)	$(17,077)

Net decrease in cash and cash equivalents	(7,817)	(12,229)
Cash and cash equivalents at beginning of period	272,459	221,084
Effect of exchange rate changes on cash and cash equivalents	2,570	124

Cash and cash equivalents at end of period	$267,212	$208,979

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED MARCH 31, 2008 AND 2007
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain on marketable securities. The comprehensive income of the Company was $28,366 and $21,685 for the three months ended March 31, 2008 and March 31, 2007, respectively.

2.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited
	Three months ended
	March 31
	2008	2007

NET SALES :
— CECP	$69,787	$54,559
— TCA	59,282	120,162
— LCDP	18,060	16,850

Total net sales	$147,129	$191,571

NET INCOME :
— CECP	$7,658	$4,583
— TCA	2,113	4,021
— LCDP	37	195
— Corporate	18,558	(400)

Total net income	$28,366	$8,399

	Unaudited	Audited
	Mar. 31, 2008	Dec. 31,2007

IDENTIFIABLE ASSETS BY SEGMENT:
— CECP	$229,877	$212,098
— TCA	116,870	150,963
— LCDP	62,196	64,628
— Corporate	114,372	117,129

Total assets	$523,315	$544,818

3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited
	Three months ended
	March 31
	2008	2007

NET SALES FROM OPERATIONS WITHIN:
— PRC, excluding Hong Kong and Macao:
Unaffiliated customers	147,129	191,571
Intercompany sales	80	107
— Intercompany eliminations	(80)	(107)

Total net sales	$147,129	$191,571

NET INCOME WITHIN:
— PRC, excluding Hong Kong and Macao	$4,876	$4,000
— Hong Kong and Macao	23,490	4,399

Total net income	$28,366	$8,399

	Unaudited	Audited
	Mar. 31,2008	Dec. 31,2007

LONG-LIVED ASSETS WITHIN:
— PRC, excluding Hong Kong and Macao	$94,524	$98,441
— Hong Kong and Macao	133	158

Total long-lived assets	$94,657	$98,599

PROXY MATERIALS FOR
2008 ANNUAL MEETING OF SHAREHOLDERS

Notice of 2008
Annual Meeting
and Proxy
Statement
Nam Tai Electronics, Inc.
Proxy Statement and
Notice of 2008
Annual Meeting
May 5, 2008
Dear Shareholders:
Continuing To Build On a History of Success
     Operationally for Nam Tai, 2007 remained a challenging year. While facing an extremely competitive market with intense pricing pressure from our customers, we continued to concentrate our efforts to improve manufacturing efficiencies, broaden our product offerings and diversify our customers. Once again, we had a profitable year, with sequential improvement in our gross margins and continued to maintain a strong financial position.
2007 Reviewed
     The trend of intense pricing pressure from the mobile phone industry supply chain continued through 2007 and resulted in the first year that our sales did not increase sequentially year over year in a decade. Additionally, our operations in the PRC were burdened by the continuing appreciation of the exchange rate of the renminbi to the US dollar, shortages in supplies of electricity and increases in overhead expenses from inflation. These events, as well as tax and labor legislation enacted in the PRC during 2007 that will increase taxes and labor costs beginning in 2008 provided and are expected to provide constraints on our operating and net income.
     For the year ended December 31, 2007, Nam Tai’s net sales were $780.8 million, a decrease of 10.3% as compared to $870.2 million in 2006. Gross profit was $87.0 million, an increase of 0.9% as compared to $86.2 million in 2006. Operating income for 2007 decreased 4.3% to $40.7 million, or $0.91 per share (diluted), compared to $42.5 million, or $0.97 per share (diluted), in 2006. Net income in 2007 was $69.5 million, or $1.55 per share (diluted), an increase of 70.5% as compared to $40.8 million or $0.93 per share (diluted) in 2006 (with approximately $28 million one-off gain resulting from disposal of all A shares of TCL Corporation in April 2007).
     Despite the robust challenges of 2007, Nam Tai continued to maintain a healthy financial position. Net cash provided by operating activities in 2007 was $71.1 million, yielding $272.5 million of cash and cash equivalents on hand at the end of 2007, compared to cash and cash equivalents and marketable securities of $245.5 million at December 31, 2006. We believe that this position provides a solid platform to continue funding our announced expansion.

Re-organization of Nam Tai Group
2007 Reorganization
     On December 31, 2007, we completed the re-organization of the Nam Tai Group structure involving our Hong Kong Stock Exchange-listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”) (“2007 Reorganization”). We expended and incurred approximately $1.9 million in professional fees and related expenses to propose and implement the re-organization.
Our Recent Sale of JIC
     In early March 2008, we disposed of our entire equity interest in our Hong Kong-listed subsidiary, JIC to HKC (Holdings) Limited (“HKC”) for cash in the aggregate amount of approximately $51.1 million. At that time, we owned 572,594,978 shares of JIC, representing approximately 74.99% of its outstanding share capital.
Adding value for shareholders
     By effecting the 2007 Reorganization and disposing of JIC, Nam Tai, as a holding company, now has three operating business units, each focusing on different product segments as in the past, consisting of NTEEP, which manufactures electronic and telecommunications products; Zastron, manufacturing of telecommunication component subassemblies and various Liquid Cystal Display (“LCD”) modules; and Jetup, which produces LCD products.
     Our business units and employees are still transitioning to Nam Tai’s reorganized structure and we expect that once our businesses have been fully integrated into, and our personnel acclimated to, the new structure, the 2007 Reorganization and recent sale of JIC will yield operational benefits from a simpler organizational structure, which we believe can foster a more efficient and effective exchange of know-how and technology among our respective group companies; reduced overhead costs; and facilitate stronger management controls. The resulting efficiencies, if realized, are expected to translate into increased value for our stakeholders.
Expansion Plans
     In June 2007, we entered into official agreements with the local Shenzhen governmental authorities to purchase land aggregating approximately 1.3 million square feet in the Guangming Hi-Tech Industrial Park, of Shenzhen. On that property, we plan to construct new manufacturing and administrative facilities beginning in early 2009 for use as our PRC headquarters and to increase manufacturing capacity. We expect the new facilities to alleviate capacity constraints in Shenzhen into 2015.
     In addition, we continue moving forward on our plans to establish an industrial presence in Wuxi, located in Jiangsu Province on the East Coast of the PRC, approximately 80 miles Northwest of Shanghai. In December 2006, we purchased two sites in Wuxi, approximately three miles apart, of approximately 470,000 square feet and 515,000 square feet. We began construction of a new manufacturing facility on one of the sites in January 2008 and hope to be in a position to begin mass production of FPC boards and FPC subassemblies at this new facility in early to mid-2009.
     We are reserving development of the second Wuxi site in an effort to assure its dedication to the highest and best use that we will determine based on evolving business conditions occurring while our other expansion projects progress.
The Journey Continues
     From its austere and humble genesis in 1975 as a calculator trading company, which coincided with the emergence of China’s market economy, Nam Tai has established a track record of implementing long-term strategies to progress and capitalize on the growing opportunities in the developments, use and applications of electronic products and the ever-advancing processes and efficiencies in their production. Despite a combative and consolidating business environment that was presented in 2007, Nam Tai remained profitable, improved its financial position, and firmly implemented an aggressive, yet exciting plan for continuing expansion and growth. As Nam Tai’s management, we believe that Nam Tai has a solid strategic plan to navigate over the peaks and valleys of an uncertain economic climate, and remain optimistic about Nam Tai’s long-term prospects and its realization of benefits from increasing vertical integration, expanding manufacturing capacity, advancing manufacturing processes and efficiencies, broadening product offerings and base of legacy and diversifying customers.
With the continuing dedication of our employees and management, our strong customer and supplier relationships and the continuing confidence of our shareholders, we are resolved to return Nam Tai to the growth that it has history enjoyed and our shareholders have come to expect.
With best regards,
Ming Kown Koo
Chairman of the Board of Directors

NAM TAI ELECTRONICS, INC.
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 6, 2008

          The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Electronics, Inc. (the “Company”) will be held at 11:30 a.m. (Eastern Time) on Friday, June 6, 2008 at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY for the following purposes:
1.	To elect five (5) members of the Board of Directors to serve for the ensuing year;

2.	To ratify the appointment of Deloitte Touche Tohmatsu as independent registered public accounting firm of the Company for the year ending December 31, 2008; and

3.	To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.
          Only holders of common shares of record at the close of business on April 23, 2008 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.
By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors
Dated May 5, 2008

[This page intentionally left blank]

NAM TAI ELECTRONICS, INC.
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
PROXY STATEMENT

Meeting at 11:30 a.m. on Friday, June 6, 2008

          Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the “Company”) for use at the Annual Meeting of Shareholders (the “Meeting”) to be held on Friday, June 6, 2008 at 11:30 a.m. at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY, or any other adjournments or postponements thereof. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for (a) the election of the five (5) nominees for directors named herein, and (b) for the appointment of Deloitte Touche Tohmatsu as independent registered public accounting firm of the Company for the year ending December 31, 2008. If other matters properly come before the Meeting, the persons appointed to vote the proxies will vote on such matters in accordance with their best judgment. A proxy given by a shareholder may be revoked at any time before it is voted by (a) notifying the Chairman of the Company in writing of such revocation, (b) by duly executing another proxy bearing a later date or (c) by voting in person at the Meeting.
          The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.
          This proxy statement is being mailed on or about May 5, 2008 to all holders of common shares of record at the close of business on April 23, 2008.
          The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement or information statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company by mail at Unit C, 17 Floor Edificio Comercial Rodrigues, 599 da Avenida da, Praia Grande, Macao, by e-mail at shareholder@namtai.com, or by phoning (853) 2835 6333.
          The Company’s annual report on Form 20-F for the year ended December 31, 2007, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), is available without charge upon written request from the Company at Unit C, 17 Floor Edificio Comercial Rodrigues, 599 da Avenida da, Praia Grande, Macao. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at http://www.sec.gov.

QUESTIONS AND ANSWERS RELATING TO THE 2008 ANNUAL MEETING
Why did I receive these materials?
          Our shareholders as of the close of business on April 23, 2008, which we refer to as referred to as the “Record Date,” are entitled to vote at our Annual Meeting of shareholders, which will be held on June 6, 2008. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. We are required by law to distribute these proxy materials to all shareholders as of the Record Date. This proxy statement provides notice of the Meeting of shareholders, describes the proposals presented for shareholder action and includes information that we required to disclose to shareholders. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.
Who is entitled to vote at the Meeting?
          Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.
How many votes do I have?
          You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 44,803,735 shares of our common stock outstanding and eligible to vote.
How many shares must be present or represented to conduct business at the Meeting?
          The presence at the Meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the presence of the holders of our common stock representing at least 22,401,868 votes will be required to establish a quorum.
          Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting.
How can I vote my shares in person at the Meeting?
          Shares held in your name as the shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.
How can I vote my shares without attending the Meeting?
          Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. A pre-addressed envelope is included for your use and is postage paid if mailed in the United States. If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person. If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.
Can I vote by telephone or electronically?
          If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.
Can I change my vote after I return my proxy card?
          Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.
          For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.
Who counts the votes?
          Votes will be counted and certified by the Inspectors of Election, who are employees of Registrar and Transfer Company (“RTC”), our transfer agent. If you are a shareholder of record, your signed proxy card is returned directly to RTC for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to RTC on behalf of its clients.
What are the Board of Directors’ recommendations?
          Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors recommends that shareholders vote FOR the election of directors named; and FOR the ratification of the selection of Deloitte Touche Tohmatsu as independent public accountants of the Company for the year ending December 31, 2008.
Will shareholders be asked to vote on any other matters?
          To the knowledge of the Company and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.
What vote is required to approve each item?
          Election of Directors. The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

          Other Item. For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending December 31, 2008 (Proposal 2) the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval.
          A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.
How are votes counted?
          In the election of directors, you may vote “FOR” all or some of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.
          For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.
          If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal. If a quorum is present at the Meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Proposal 1). The ratification of the appointment of our independent registered public accounting firm (Proposal 2) require the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Meeting and entitled to vote on the proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the proposal has been approved. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, it is permitted for the broker, bank or other nominees to vote your shares on the election of directors (Proposal 1) and the ratification of the appointment of our independent registered public accounting firm (Proposal 2). Without your voting instructions on these items a broker non-vote will occur.
What should I do if I receive more than one set of voting materials?
          You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

PROPOSAL NO. 1
ELECTION OF DIRECTORS
          The Company’s directors are elected annually to serve until the next Annual Meeting of Shareholders. Each director holds office according to the terms of his appointment until their successors take office or until their earlier death, resignation or removal. The number of directors authorized by the Company’s Articles of Association is not less than one or more than eight.
          Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the nominees named below. The Company has been advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to voting at the Meeting, the proxy holders will vote for a substitute nominee in the exercise of their best judgment.
Director Nominees
          Information concerning the director nominees at April 23, 2008 based on data provided by them is set forth below:
     M.K. KOO, 63. Mr. Koo has served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and served as the Company’s Chief Financial Officer. Mr. Koo resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. In July 2005, Mr. Koo reassumed the position as Chairman upon the resignation of Mr. Tadao Murakami but maintained his non-executive status. On June 1, 2007, Mr. Koo also assumed the position of acting Chief Executive Officer upon the resignation of Mr. Warren Lee, effective May 31, 2007. Mr. Koo served as Nam Tai’s Chief Executive Officer until Mr. Masaaki Yasukawa joined Nam Tai as the Chief Executive Officer effective on February 1, 2008. Mr. Koo, who continues to serve Nam Tai as its non-executive Chairman of the Board, received his Bachelor’s of Laws degree from National Taiwan University in 1970. With effect from February 2, 2008, Mr. Koo was also appointed as non-executive Chairman of Nam Tai Electronic & Electrical Products Limited.
     CHARLES CHU, 51. Mr. Chu has served on our Board of Directors from November 1987 to September 1989 and since November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee, and on our Audit Committee and Nominating / Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.
     PETER R. KELLOGG, 65. Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating / Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies and the U.S. Ski Team.
     DR. WING YAN (WILLIAM) LO, 47. Dr. Lo has served on our Board of Directors since July 8, 2003. Dr. Lo is currently the Vice Chairman and Managing Director of I.T. Limited, a well established trend setter in fashion apparel retail market in Hong Kong with stores in the PRC, Taiwan, Macao, Thailand and Middle East, which is listed on the Main Board of the Hong Kong Stock Exchange. From 2002 to 2006, Dr. Lo was the Executive Director and Vice President of China Unicom Ltd., a

telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. and a Ph.D. degree from Cambridge University, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as the Faculty of Business, Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo currently serves on the Nominating / Corporate Governance Committee acting as the Chairman and also serves on our Audit Committee and Compensation Committee.
     MARK WASLEN, 47. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and on our Compensation Committee and Nominating / Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since 2001, Mr. Waslen has been employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. In addition to Berris Mangan, Mr. Waslen has been employed with various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.
The Board of Directors recommends that the shareholders vote “FOR” the abovementioned nominees
Current Members of the Board of Directors
          The members of the Board of Directors as at the date of this proxy statement, and the committees of the Board of Directors on which they serve, are identified below:-

Nominating/Corporate
		Compensation	Governance
Director	Audit Committee	Committee	Committee
M.K. Koo(1)	—	—	—
Charles Chu	#	#*	#
Peter R. Kellogg	—	#	#
Wing Yan (William) Lo	#	#	#*
Mark Waslen	#*	#	#

(*)	Chairman of the committee indicated

(#)	Member of the committee indicated.

(1)	Chairman of the Board of Directors
Committees of the Board of Directors
          The Board of Directors currently has an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee.

Audit Committee
          The Company has established an Audit Committee and our Board of Directors has adopted an Audit Committee Charter. The primary duties of the Audit Committee consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of independent public accountants, the scope of the annual audits and the fees to be paid to the independent public accountants and the performance of the independent public accountants and accounting practices. The Audit Committee is currently composed of three members. All of the members of the Audit Committee are independent within the meaning of the SEC regulations, the listing and corporate governance standards of the New York Stock Exchange (“NYSE”) and the Company’s Corporate Governance Guidelines. Mr. Mark Waslen, Chairman of the Audit Committee, is an “audit committee financial expert” within the meaning of SEC regulations. The Audit Committee held four meetings during 2007. All members attended each meeting, except for Dr. William Lo who was absent from two meetings.
Compensation Committee
          The Compensation Committee assists the Board of Directors in discharging its responsibilities relating to the compensation of the Company’s executive officers. The Compensation Committee was established on July 30, 2004 and our Board of Directors has adopted a Compensation Committee Charter. The Compensation Committee is currently composed of four members. All of the members of the Compensation Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company’s Corporate Governance Guidelines. The Compensation Committee held two meetings during fiscal year 2007 and all members attended each meeting.
Nominating/Corporate Governance Committee
          The Nominating/Corporate Governance Committee was established on July 30, 2004 and our Board of Directors has adopted a Nominating/Corporate Governance Committee Charter. The Committee is responsible for developing and implementing polices and practices relating to corporate governance, including reviewing and monitoring the implementation of the Company’s Corporate Governance Guidelines. In addition, the Nominating/Corporate Governance Committee develops and reviews background information on candidates for the Board of Directors and makes recommendations to the Board of Directors regarding such candidates. The Nominating/Corporate Governance Committee is currently composed of four members. All of the members of the Nominating/Corporate Governance Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company’s Corporate Governance Guidelines. The Nominating/Corporate Governance Committee held two meetings during fiscal year 2007 and all members attended each meeting.
Corporate Governance Guidelines
          The Corporate Governance Guidelines of the Company were adopted by the Board of Directors on September 16, 2004, and revised on February 10, 2006, April 27, 2007 and January 31, 2008. As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that there are no significant ways in which the Company’s corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.

Code of Business Conduct and Ethics
          The Company adopted a Code of Business Conduct and Ethics on July 30, 2004, that applies to all directors, officers and employees.
          Copies of the Audit Committee Charter, the Compensation Committee Charter, the Nominating/Corporate Governance Committee Charter, the Corporate Governance Guidelines and Code of Business Conduct and Ethics of the Company are available in the website of the Company at http://www.natmai.com/corpgov/corpgov.htm. The same may also be obtained upon request from:-
John Farina, President and Chief Financial Officer
Eve Leung, Corporate Secretary
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da
Praia Grande, Macao
Telephone: (853) 2835 6333
E-mail: shareholder@namtai.com
Communicating with Non-Management Directors
Shareholders and others interested parties may contact the non-management directors of the Company by sending an e-mail to independent@namtai.com.hk. Alternatively, interested parties can send letter to:-

Attn :	Non-executive and Independent Non-executive directors Unit C, 17 Floor, Edificio Comercial Rodrigues 599 da Avenida da, Praia Grande, Macao
Independence of Directors
          The Board of Directors determines the independence of individual directors pursuant to the guidelines as set forth in the Company’s Corporate Governance Guidelines. The Company currently has four independent directors, namely, Mr. Peter Kellogg, Mr. Charles Chu, Dr. William Lo and Mr. Mark Waslen.
Compensation of Directors and Officers
          The aggregate compensation we and our subsidiaries paid during the year ended December 31, 2007 to all directors and officers as a group for services in all capacities was approximately $3.3 million.
          Directors who are not employees of the Company or any of its subsidiaries are paid $3,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.
Control of the Company
          The following table sets forth, as of April 23, 2008, relating to the beneficial ownership of the Company’s common shares held by (i) each person known by the Company to be beneficial owner of more than five percent (5%) of the common shares of the Company and (ii) each director and each of the current senior management of the Company who beneficially own common shares.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	5,841,180	(2)	13.0
M. K. Koo	5,720,786	(3)	12.8
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(2)	11.7
PowerShares Capital Management LLC and its parent Invesco Ltd.	3,182,715	(4)	7.1
Ivan Chui	545,870		1.2
Masaaki Yasukawa	—		—
John Quinto Farina	90,000	(5)	*
L. P. Wang	1,516	(6)	*
Karene Wong	37,100		*
Patinda Lei	26,400		*
Charles Chu	47,500	(7)	*
Wing Yan (William) Lo	45,000	(8)	*
Mark Waslen	55,000	(9)	*

*	Less than 1%.

(1)	Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 44,803,735 common shares outstanding as of February 29, 2008.

(2)	Mr. Kellogg holds directly 571,380 common shares and options to purchase 45,000 common shares exercisable within 60 days of February 29, 2008. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(3)	Mr. Koo beneficially owned 5,690,786 common shares jointly with Ms. Cho Siu Sin, Mr. Koo’s wife. He also holds directly options to purchase 30,000 common shares exercisable within 60 days of February 29, 2008.

(4)	Based on a Schedule 13G filed by Invesco Ltd. with the SEC on February 13, 2008.

(5)	Consists of 40,000 options to purchase common shares exercisable within 60 days of May 14, 2008 and 50,000 options to purchase common shares exercisable within 60 days of February 29, 2008

(6)	Includes 1,516 common shares and that are registered to Jean S. Tsai, Mr. Wang’s wife

(7)	Includes 2,500 common shares and options to purchase 45,000 common shares exercisable within 60 days of February 29, 2008.

(8)	Consists of options to purchase common shares exercisable within 60 days of February 29, 2008.

(9)	Includes 10,000 common shares and options to purchase 45,000 common shares exercisable within 60 days of February 29, 2008.
          To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.
Employee Stock Option and Incentive Plan
          Nam Tai has two stock option plans, its amended 2001 stock option plan and its 2006 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders.

          Under either the amended 2001 stock option plan or the 2006 stock option plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to the Company’s share capital and necessary to preserve the intrinsic value of the granted options; and (iv) every non-employee director automatically receives on an annual basis upon their election to the Board of Director at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant.
          At April 23, 2008, we had options outstanding to purchase 345,000 shares under our stock option plans and options to purchase 2,529,869 shares were available for future grant under them.
          The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the Securities and Exchange Commission as Exhibit 4.18 to our Annual Report on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the Securities and Exchange Commission on June 12, 2006. Amendments to our stock options were included with our Forms 6-K furnished to the Securities and Exchange Commission on November 13, 2006.
          Of the outstanding 345,000 options at April 23, 2008, 90,000 are exercisable at a price of $21.62 until June 6, 2008, 90,000 are exercisable at a price of $22.25 until June 8, 2009, 75,000 are exercisable at a price of $12.42 until June 7, 2010, 40,000 are exercisable at a price of $12.13 until May 13, 2011 and 50,000 at a price of $9.856 until February 4, 2011. A total of 210,000 options are held by directors of the Company. The remaining options are held by key employees, former directors and consultants.
PROPOSAL 2
RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
          The Audit Committee of the Board of Directors has selected Deloitte Touche Tohmatsu as independent registered public accounting firm of the Company for the year ending December 31, 2008. The Board of Directors further directed that the Company submit the selection of independent registered public accounting firm for ratification by shareholders at the Meeting.
          Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the fiscal years for the three-year period ended December 31, 2007, for which audited financial statements appeared in our annual report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2008.
          If the appointment of Deloitte Touche Tohmatsu is not ratified, the Audit Committee will evaluate the basis for the shareholders’ vote when determining whether to continue the firm’s engagement, but may ultimately determine to continue the engagement or engage another audit firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Audit Committee, in its discretion, may act to engage a different independent auditing firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

          The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu to us in 2006 and 2007.

	2006	2007
	(in thousands)
Audit Fees (1)	$1,116	$1,573
Audit-related Fees (2)	42	452
Tax Fees (3)	23	8
All Other Fees (4)	42	156
Total	$1,223	$2,189

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)	All Other Fees includes a business advisory service fee.
Audit Committee Pre-approval Policies and Procedures
          The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the independent registered public accounting firm subject to the relevant regulations of the SEC and NYSE. The Audit Committee has adopted a policy, or the Policy, regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm.
          Under the Policy, the Chairman of the Audit Committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outsider the Scope of Practice of Auditors”. Moreover, if the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the Chairman of the Audit Committee made under delegated authority to pre-approve an activity shall be presented to the Audit Committee at each of its scheduled meetings.
          Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer.
          During 2006 and 2007, approximately 59.3% and 73.3%, respectively, of the total audit-related fees, tax fees and all other fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
The Board of Directors recommends that the shareholders to vote “FOR” this proposal

OTHER BUSINESS
          The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.
By order of the Board of Directors,
Ming Kown Koo
Chairman of the Board of Directors
Dated May 5, 2008

Investor Information

SHAREHOLDERS’ MEETING
The Annual Meeting of Shareholders will be held at 11:30 a.m. on Friday, June 6, 2008 at The
Peninsula New York, Tribeca Room, 3rd Floor 700 Fifth Avenue at 55th Street,
New York, NY 10019, USA.
STOCK LISTING
The shares of Nam Tai Electronics, Inc. are traded on the New York Stock Exchange under the stock symbol “NTE”.
TRANSFER AGENT AND REGISTRAR
Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
07016-3572, USA

Telephone:	1-800-368-5948
(908) 497-2300
Facsimile:	(908) 497-2310
Website:	www.rtco.com
INDEPENDENT AUDITORS
Deloitte Touche Tohmatsu
Hong Kong
PRINCIPAL BANKS
The Hongkong and Shanghai Banking Corporation Limited (Hong Kong, Macao and Shenzhen of the
People’s Republic of China)
China Construction Bank (Shenzhen of the People’s Republic of China)
US COUNSEL
Kirkpatrick & Lockhart
     Preston Gates Ellis LLP
Los Angeles, California, USA
REGISTERED OFFICE
Nam Tai Electronics, Inc.
McNamara Chambers
PO Box 3342, Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-2810
Facsimile: (284) 494-4957
INVESTOR RELATIONS
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da
Praia Grande, Macao
Telephone: (853) 2835-6333
Facsimile: (853) 2835-6262
E-mail: shareholder@namtai.com
PRC HEADQUARTERS
Nam Tai Investments Consultant
(Macao Commercial Offshore) Company Limited
Zastron (Macao Commercial Offshore) Company Limited
Units A, C and D, 17th Floor
Edificio Comercial Rodrigues
599 da Avenda da Praia Grande
Macao
Telephone: (853) 2835-6333
Facsimile: (853) 2835-6262
HONG KONG OFFICE
Nam Tai Electronic & Electrical Products Limited
Zastron Precision-Tech Limited
Suite 1506-1508, 15th Floor
One Exchange Square
8 Connaught Place, Central
Hong Kong
Telephone: (852) 2341-0273
Facsimile: (852) 2263-1223
MANUFACTURING / R & D FACILITIES
Namtai Electronic (Shenzhen) Co., Ltd.
Zastron Electronic (Shenzhen) Co. Ltd.
Gu Su Industrial Estate
Xixiang, Baoan, Shenzhen
People’s Republic of China

Telephone:	(86755) 2749-0666 /
(86755) 2749-5818
Facsimile:	(86755) 2747-2639 /
(86755) 2749-4014
Jetup Electronic (Shenzhen) Co., Ltd.
Sanyidui Industrial Zone
Zhoushi Road, Jiuwei Village
Xixiang, Baoan, Shenzhen
People’s Republic of China
Telephone: (86755) 2782-7222
Facsimile: (86755) 2782-5120

WEBSITE : www.namtai.com

PROXY	NAM TAI ELECTRONICS, INC. ANNUAL MEETING OF SHAREHOLDERS — June 6, 2008 PROXY
This Proxy is Being Solicited on Behalf of the Board of Directors of the Company
The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint Ming Kown Koo and John Q. Farina, and each of them, each with the power to appoint his substitute, and hereby authorise him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my name on its books on April 23, 2008 at the Annual Meeting of Shareholders to be held 11:30 a.m. (Eastern Time) on Friday, June 6, 2008 at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY, and at any adjournment thereof.

1. FOR ☐	WITHHOLD AUTHORITY FOR ☐
the election as directors of the Company of five (5) persons listed: Ming Kown Koo, Charles Chu, Peter R. Kellogg, William Lo, and Mark Waslen; and
(Instruction: To withhold authority to vote for any individual nominee, please draw a line through the nominee’s name above.)

2. FOR ☐	AGAINST ☐	ABSTAIN ☐
ratification of the appointment of Deloitte Touche Tohmatsu as independent registered public accounting firm of the Company for the year ending December 31, 2008.
(The Board of Directors recommends a vote FOR Items 1 and 2.)
(Continued and to be signed, on reverse side)

In his discretion, each proxy is authorised to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.

Number of Shares
Dated: , 2008

Signature of Shareholder

Signature of Shareholder

(Please date this proxy and sign your name as it appears on your stock certificate(s).
Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)
IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR, AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date May 5, 2008	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	President and Chief Financial Officer